SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Maximus, Inc..

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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February 23, 2021

To MAXIMUS Shareholders,

We urge you to vote FOR Proposal #5, Shareholder Proposal Regarding Lobbying Activities and Expenditures at MAXIUMUS’ annual shareholder meeting on March 17, 2021. The proposal asks MAXIMUS to prepare an annual report on its lobbying:

Resolved, the shareholders of MAXIMUS request the preparation of a report, updated annually, disclosing: 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by MAXIMUS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. MAXIMUS’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management’s and the board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial MAXIMUS shareholders.

Widespread Support for Disclosure of Corporate Political Spending

Following the Supreme Court’s Citizens United decision in 2010, investors have been pressing companies to fully disclose all spending that attempts to influence regulation, legislation, and election results. Since 2011, 332 companies in the S&P 500 have adopted some form of political spending disclosure, including 281 disclosing state-level spending and 234 disclosing trade association contributions, according to the Center for Political Accountability’s 2020 CPA-Zicklin Index.1 Moreover, as former Chief Justice of the Delaware Supreme Court Leo Strine has argued:

Companies themselves face heightened risks from the Wild West environment that now surrounds political spending. Contributions that conflict with their core values and positions endanger their reputations, their relationship with consumers and employees and their bottom lines.2

Absent the disclosures that this Resolution calls for, shareholders have no basis for determining if companies are managing these risks effectively.

Many international corporate governance standard-setters support corporate disclosure of lobbying spending, including the International Corporate Governance Network (ICGN), the UN’s Principles for Responsible Investment (PRI), and the OECD in its Principles for Transparency and Integrity in Lobbying.

MAXIMUS’ Reputation at Risk

As noted by Judge Strine, companies that engage in political activity risk compromising their reputations if that activity is seen to violate its core values or undermine its relationship with consumers or workers. Indeed, MAXIMUS’s lobbying activities have already drawn critical attention, particularly with respect to the connection between increased eligibility requirements and MAXIMUS’s efforts to obtain new contracts.5 More recently, it has become clear that the board’s oversight of campaign and lobbying spending has failed to prevent MAXIMUS and its PAC from contributing to politicians and organizations that made false assertions about the 2020 Presidential election, while openly encouraging violence, such as the January 6 attack on the U.S. Capitol.

For instance, the MAXIMUS Inc. PAC supported Sen. Cindy Hyde-Smith (R-MS) in her 2018 Senate campaign.3 While on the campaign trail, she told a supporter: “If [Donald Trump} invited me to a public hanging, I’d be on the front row.”4 Hyde-Smith voted to object to the election results in both Arizona and Pennsylvania.5 The Maximus Inc. PAC also made contributions to House GOP members who voted against certification, including Greg Pence of Indiana and Buddy Carter of Georgia.6 MAXIMUS also contributed $100,000 from 2017 to 2020 to the Republican Governors Association (RAGA), whose fundraising arm, the Rule of Law Defense Fund (RLDF) sent out robocalls urging supporters to join the January 6 insurrection efforts.7 The calls stated “At 1pm we will march to the Capitol building and call on Congress to stop the steal... we are hoping patriots like you will join us to continue the fight to protect the integrity of our election.”8 On January 13, Facebook, Lyft, and DoorDash suspended their contributions to RAGA9 , while the Cherokee Nation and the University of Phoenix have rescinded their contributions.10 To date, MAXIMUS has not disclosed the suspension or rescinding of any of these contributions.

Additionally, MAXIMUS’s board failed to prevent the company from entering into a lobbying relationship with the former Administrator of the Center for Medicare and Medicaid Services (CMS), Seema Verma, whose firm SVC Consulting contracted with the State of Indiana to manage its Medicaid expansion while simultaneously contracting with seven major providers of Medicaid services to Indiana, including MAXIMUS.11 Subsequently, in 2018, the Government Accountability Office ruled that CMS had failed to consider a conflict of interest when it awarded a contract to MAXIMUS subsidiary Q2 to provide oversight of service providers including MAXIMUS itself.12 In February 2019, Representative Rosa DeLauro (D-CT) wrote to the Department of Health and Human Services (HHS) and CMS concerning the award of Contact Center Operations (CCO) to Maximus, given the company’s record of worker misclassification and high employee turnover.13 In April 2020, 45 House members wrote to Verma demanding that she reverse a decision mandating Maximus employees on a CMS contract work in-person rather than telework, despite the worsening COVID-19 pandemic.14 Finally, in July 2020, the Office of Inspector General inside HHS released a report determining the CMS Administrator “did not administer and manage strategic communications services contracts in accordance with federal requirements,” identifying more than $5 million that was paid to contractors with political connections to Verma.15

MAXIMUS’ Spending on Lobbying is Substantial, But Difficult to Track

Because MAXIMUS operates as a contractor to both states and the federal government, its lobbying expenditures are difficult to comprehensively capture. Between 2010 and 2019, MAXIMUS has spent over $5.4 million on federal lobbying. Furthermore, in 2019 MAXIMUS used 134 lobbyists in at least 30 states. From the few states where such data can be readily obtained, we know that the Company’s state-level lobbying expenses must rival their federal spending: From 2011-2018, MAXIMUS spent $1.9 million lobbying in New York, and between $1.4 million and $2.6 million in Texas.16 Adopting this Resolution would ensure that this information is available to shareholders in a comprehensive and easy to find form.

MAXIMUS Trails Major Federal Contractors in Disclosing Political Spending

In its statement opposing this Resolution the MAXIMUS board claims that: Because organizations with interests adverse to MAXIMUS also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit those organizations while harming the interests of MAXIMUS and our shareholders.

Figure 1 below fatally undermines MAXIUMUS’ explanation for not disclosing any information on its political or lobbying spending. Compared to other large publicly traded companies that contract with the agencies and departments that are MAXIMUS’ primary federal clients, MAXIMUS is clearly behind. As Figure 1 illustrates, federal contractors that are included in the S&P 500 have well-above average scores on the CPA-Zicklin Index, which includes disclosure of state-level, trade association, and non-profit spending.17

While the CPA-Zicklin Index does not measure federal lobbying expenses, the major contractors against whom MAXIMUS competes clearly recognize the risk management and reputational benefits of embracing disclosure, and are already disclosing far more about their political spending than MAXIMUS, including many of the disclosures called for by this Resolution.

MAXIMUS’s lack of lobbying disclosure presents reputational risks that could harm long-term value creation by MAXIMUS, and thus we urge you to join us is voting FOR Proposal #5,

Shareholder Proposal Regarding Lobbying Activities and Expenditures. If you have any questions or would like further information, please contact our Research Director Richard Clayton at richard.clayton@ctwinvestmentgroup.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

1 Center for Political Accountability, The 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, published October 13, 2020.

2 Center for Political Accountability, The 2019 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, published October 24, 2019, pg. 7.

3 https://www.opensecrets.org/political-action-committees-pacs/maximus-inc/C00343707/candidate-recipients/2018

4 https://www.npr.org/sections/insurrection-at-the-capitol/2021/01/07/954380156/here-are-the-republicans-who-objectedto-the-electoral-college-count

5https://www.senate.gov/legislative/LIS/roll_call_lists/roll_call_vote_cfm.cfm?congress=117&session=1&vote=00001;https://www.senate.gov/legislative/LIS/roll_call_lists/roll_call_vote_cfm.cfm?congress=117&session=1&vote=00002

6 https://www.nytimes.com/interactive/2021/01/07/us/elections/electoral-college-biden-objectors.html ;

7 https://www.theguardian.com/us-news/2021/jan/11/republican-attorneys-general-association-robocall-capitol

8 https://www.theguardian.com/us-news/2021/jan/11/republican-attorneys-general-association-robocall-capitol

9 https://www.bloomberg.com/news/articles/2021-01-13/facebook-doordash-halt-donations-to-republican-ags-report-says

10 https://www.bloomberg.com/news/articles/2021-01-13/facebook-doordash-halt-donations-to-republican-ags-report-says ; https://www.alreporter.com/2021/01/12/after-aid-to-deadly-rally-republican-attorneys-general-association-director-resigns/

11 https://www.hcinnovationgroup.com/policy-value-based-care/article/13028250/breaking-senate-confirms-seema-verma-ascms- administrator

12 https://washingtontechnology.com/blogs/editors-notebook/2018/08/maximus-conflict-protest-decision.aspx ;

https://www.gao.gov/assets/700/693918.pdf

13 https://www.motherjones.com/politics/2020/02/maximus-health-insurance-union-pay-wage-theft/;

https://www.documentcloud.org/documents/6773757-2019-02-19-deLauro-Letter-to-HHS-CMS-Final.html

14 https://cwa-union.org/news/releases/45-members-of-congress-led-reps-pocan-and-schakowsky-demand-cms-protectmaximus-call ; https://insurancenewsnet.com/oarticle/rep-raskin-joins-pocan-schakowsky-in-demanding-cms-protect-acamedicare-medicaid-call-center-workers

15 https://www.cnbc.com/2020/09/10/cms-chief-seema-verma-spent-millions-in-taxpayer-funds-to-boost-personal-branddemocrats-say.html; https://oig.hhs.gov/oas/reports/region12/121920003.pdf

16 https://publicintegrity.org/state-politics/here-are-the-interests-lobbying-in-every-statehouse/

17 CDA-Zicklin only scores S&P 500 companies, while Maximus and most of the peers listed in its proxy statement are in mid-cap indexes such as the S&P 400. Companies included in Figure 1 are as follows: Overall (Accenture, IBM, Northrup Grumman, McKesson, GE, AT&T, United Technologies, UnitedHealth, Boeing, Merck, Fluor, Humana, Honeywell, AmerisourceBergen, Lockheed Martin, Pfizer, Cardinal Health, L3, FedEx, Raytheon, General Dynamics, Alliant, Centene, Textron, Rockwell Collins, Harris, Huntington Ingalls); Commerce (GD, Harris, Raytheon, Accenture, IBM, Lockheed Martin); Treasury (UPS, GD, Accenture, Jacobs Engineering, IBM, AT&T, Northrup Grumman, Verizon, Newell); Labor (Accenture, GD, Fluor); HHS (Merck, GD, Pfizer, McKesson, Northrup Grumman, Accenture, UnitedHealth, Johnson & Johnson, IBM,